SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Northern Technologies International Corporation

(Name of Issuer)

_____________________________________

Common Stock, $0.02 Par Value
(Title of Class of Securities)

665809 10 9

(CUSIP Number)

_____________________________________

G. Patrick Lynch
Inter Alia Holding Company
c/o Northern Technologies International Corporation
4201 Woodland Road, P.O. Box 69

Circle Pines, Minnesota 55014
(763) 225-6636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 8

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 2 of 8

1	Name of reporting persons Inter Alia Holding Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio
Number of shares	7	Sole voting power 1,203,334 (1)
beneficially owned by each	8	Shared voting power 0
reporting person with:	9	Sole dispositive power 1,203,334 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,203,334 (1)
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 13.2%
14	Type of reporting person CO

(1)	These shares have been adjusted to reflect a two-for-one stock split of NTIC's common stock effected in the form of a 100% stock dividend effective June 28, 2019.

2 of 8

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 3 of 8

1	Name of reporting persons Juliane I. Lynch
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares	7	Sole voting power 0
beneficially owned by each	8	Shared voting power 1,203,334 (1)(2)
reporting person with:	9	Sole dispositive power 0
	10	Shared dispositive power 1,203,334 (1)(2)
11	Aggregate amount beneficially owned by each reporting person 1,203,334 (1)(2)
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 13.2%
14	Type of reporting person IN

(1)	These shares have been adjusted to reflect a two-for-one stock split of NTIC's common stock effected in the form of a 100% stock dividend effective June 28, 2019.

(2)	Consists of shares of common stock held by Inter Alia Holding Company.

3 of 8

CUSIP NO. 665809 10 9	SCHEDULE 13D	Page 4 of 8

1	Name of reporting persons G. Patrick Lynch
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares	7	Sole voting power 199,070 (1)(3)
beneficially owned by each	8	Shared voting power 1,203,334 (1)(2)
reporting person with:	9	Sole dispositive power 199,070 (1)(3)
	10	Shared dispositive power 1,203,334 (1)(2)
11	Aggregate amount beneficially owned by each reporting person 1,402,404 (1)(2)(3)
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 15.2%
14	Type of reporting person IN

(1)	These shares have been adjusted to reflect a two-for-one stock split of NTIC's common stock effected in the form of a 100% stock dividend effective June 28, 2019.

(2)	Consists of shares of common stock held by Inter Alia Holding Company.

(3)	Includes 124,966 shares of common stock issuable upon exercise of stock options within 60 days of October 10, 2019.

4 of 8

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) hereby amends and supplements a Schedule 13D dated November 28, 2008 (the “Original Statement”), filed by and on behalf of Inter Alia Holding Company, an Ohio corporation (“Inter Alia”), Juliane I. Lynch, the President of Inter Alia, and G. Patrick Lynch, an officer and stockholder of Inter Alia, with respect to the common stock, par value $0.02 per share (the “Common Stock”), of Northern Technologies International Corporation, a Delaware corporation (“NTIC”), as amended by Amendment No. 1 to Schedule 13D as filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009 (“Amendment No. 1”), as amended by Amendment No. 2 to Schedule 13D as filed with the SEC on September 1, 2010 (“Amendment No. 2”), and as amended by Amendment No. 3 to Schedule 13D as filed with the SEC on December 2, 2011 (“Amendment No. 3”). Inter Alia, Juliane I. Lynch and G. Patrick Lynch are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3. All terms used but not defined in this Amendment No. 4 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

All numbers have been adjusted to reflect a two-for-one stock split of the Common Stock effected in the form of a 100% stock dividend effective June 28, 2019.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

(a)     1.     Amount beneficially owned: Inter Alia is the record owner of 1,203,334 shares of Common Stock. J.I. Lynch is the President of Inter Alia. J.I. Lynch’s beneficial ownership includes the 1,203,334 shares of Common Stock held by Inter Alia. J.I. Lynch does not hold any shares of Common Stock directly. G.P. Lynch’s beneficial ownership includes: (1) 74,104 shares of Common Stock, (2) 124,966 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days; and (3) 1,203,334 shares of Common Stock held by Inter Alia, of which G.P. Lynch is a stockholder and shares voting and dispositive power over such shares.

          2.     Percent of class: Inter Alia: 13.2%, J.I. Lynch: 13.2% and G.P. Lynch: 15.2%. The foregoing percentages are calculated based on 9,090,413 shares of Common Stock outstanding as of October 10, 2019.

(b)       Number of shares as to which Inter Alia has:

(i)	Sole power to vote or to direct the vote	1,203,334

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	1,203,334

5 of 8

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which J.I. Lynch has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,203,334

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,203,334

Number of shares as to which G.P. Lynch has:

(i)	Sole power to vote or to direct the vote	199,070

(ii)	Shared power to vote or to direct the vote	1,203,334

(iii)	Sole power to dispose or to direct the disposition of	199,070

(iv)	Shared power to dispose or to direct the disposition of	1,203,334

(c)       Inter Alia has effected no transactions in the Common Stock during the past 60 days. On September 1, 2019, NTIC granted G.P. Lynch an option to purchase 58,651 shares of Common Stock at an exercise price $10.80 per share under the Northern Technologies International Corporation 2019 Stock Incentive Plan. This option will vest on the first anniversary of the grant date and expire on the ten-year anniversary of the grant date.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

G.P. Lynch currently holds stock options to purchase an aggregate of 187,519 shares of Common Stock at exercise prices ranging between $5.125 and $18.23 per share. Of these options, options to purchase 124,966 shares were either currently exercisable or exercisable within 60 days of October 10, 2019.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of NTIC.

6 of 8

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

Exhibit	Description
99.1	Form of Non-Statutory Stock Option Agreement for Northern Technologies International Corporation 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to NTIC’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 25, 2019 (File No. 001-11038).

7 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 2019.

INTER ALIA HOLDING COMPANY

By:	/s/ Juliane I. Lynch

Its:	President

/s/ Juliane I. Lynch
Juliane I. Lynch

/s/ G. Patrick Lynch
G. Patrick Lynch